May 9, 2011

VIA EDGAR AND FEDERAL EXPRESS

Larry Spirgel
Assistant Director
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ads In Motion, Inc.
Form 8-K/A
Filed April 11, 011
File No. 000-53460

Dear Mr. Spirgel:

We hereby submit the responses of Ads In Motion, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated April 21, 2011, to Mr. Jordan Glatt of the Company in regard to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on February 14, 2011 (the “Original 8-K”) as amended by the above-referenced amendment to the Original 8-K (together with the Original 8-K, the “Amended 8-K”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. References herein to page numbers are to the page numbers in Amendment No. 2 to the Amended 8-K filed with the Securities and Exchange Commission on May 9, 2011 (the “Second Amendment”). Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Amended 8-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Cost of Sales, page 16

1.
We note your response to comment nine of our letter dated March 14, 2011. Please expand your disclosure regarding the one-time expenses you incurred "in order to keep Magla's supply chain flowing", including disclosure of the aggregate amount paid and the names of third-party vendors.

Company Response The Company has added disclosure in this section of the Second Amendment to reflect that one time expenses incurred to keep supply chain flowing included an expense of $1,125,000 paid to a third party contract labor provider to package gloves domestically and expenses of $177,000 and $482,000 in demurrage and expedited freight charges, respectively, paid to our freight forwarder.

2.
We also note your disclosure that in "fiscal 2010, variable costs were 7.5% and fixed costs were 4.5% of total costs of sales whereas in fiscal 2009, variable cost were 4.5% and fixed costs were 4.6% of total costs of sales." Please revise your disclosure to explain the types of expenditures that accounted for the balance of your costs of sales in 2010 and 2009.

Company Response:  The Company has added disclosure in this section of the Second Amendment to reflect that variable expenses in both fiscal 2010 and 2009 consisted of contract labor, hourly labor for shipping and receiving as well as expenses related to shipping including pallets, labels, stretchwrap and forklift maintenance. The increase in variable expense in fiscal 2010 was due to $1,125,000 in contract labor expense compared to $300,000 in fiscal 2009. Fixed expenses in both fiscal 2010 and 2009 consisted employee salaries. Fixed expenses also include utilities, telephone, office supplies, data processing supplies, building repairs, rent and insurance for the distribution facility in North Carolina. Computer expenses including maintenance agreements for computer software are also included in fixed expenses.

Liquidity and Capital Resources, page 8

3.
We note your response to comment 11 of our letter dated March 14, 2011. Please expand your disclosure to identify your material spending commitments over the next 12 months, including any material contractual obligations with your suppliers. In addition, please discuss the material terms of the notes receivable and notes payable you disclose in footnote 11 to your financial statements.

Company Response:  The Company has revised its disclosure in this section of the Second Amendment to reflect spending commitments with respect to its suppliers, other vendors and its licensors and to reflect that the Company is obligated to make continuing lease payments under the lease agreements pertaining to its Morristown, NJ and Statesville, NC facilities. In addition, the Company has revised its disclosure to specify that it has not entered into any contracts with its suppliers, but that it ordinarily conducts business with its suppliers and other vendors pursuant to purchase orders.

In connection with the Magla Reorganization and pursuant to the Contribution and Assumption Agreement, the notes receivable and notes payable described in footnote 11 to the financial statements were not transferred to, or assumed by, Magla. Instead, such notes receivable and notes payable remain assets and obligations of Magla Products. The Company has added disclosure in this regard in this section of the Second Amendment.

Confidential Treatment Request

4.
We note that you submitted a confidential treatment request as Annex A to your response letter dated April 11, 2011.  Comments, if any, related to your confidential treatment request will be provided under separate cover.

Company Response:  The Company acknowledges receipt of the Staff’s verbal comments to the confidential treatment requests. In response thereto, the Company submitted revised confidential treatment requests dated April 26, 2011 under separate cover.

Item 4.01 Changes in Registrant's Certifying Accountant

5.
In regards to the Item 4.01 Form 8-K filed on February 14, 2011, please amend your Form 8-K to include the required letter from your former accountant indicating whether or not they agree with your disclosures in the Form 8-K.

Company Response:  The Company attempted to obtain the required letter from the Company’s former accountant on numerous occasions (commencing on the date the Company delivered the termination notice to the former accountant); however, the former accountant has failed to provide such a letter. To date, the former accountant has been unresponsive. The Company has no knowledge of any fact or matter that would form the basis of any disagreement with the Company’s disclosures in the Original 8-K.

Exhibit 99.1
Audited Consolidated Financial Statements of Magla Products LLC
Note 1 - Summary of Significant Accounting Policies, page 5

Revenue Recognition, page 7

6.	In regards to the sales returns, allowances and cooperative advertising arrangements, please disclose the related amounts included in the line items, if material.

Company Response:  The Company has revised its disclosure under the subheading “Revenue Recognition” under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of Item 2.01 of the Second Amendment to reflect material allowances that are netter out of gross revenue.

The Company acknowledges that, in responding to the Staff’s comments:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (973) 984-7998 or Gregg E. Jaclin, Esq. of Anslow + Jaclin, LLP, our outside special securities counsel at (732) 409-1212.

Sincerely,

Ads In Motion, Inc.

By:       /s/ Jordan Glatt
Jordan Glatt
President and Chief Executive Officer

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